SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: August 2009	Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West	129 rue Saint-Jacques
1 First Canadian Place	Montreal, Quebec
Toronto, Ontario	Canada, H2Y 1L6
Canada, M5X 1A1
(Executive Offices)	(Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL
By:	“Russel C. Robertson”
	Name:	Russel C. Robertson
	Title:	Chief Financial Officer

By:	“Blair F. Morrison”
	Name:	Blair F. Morrison
	Title:	Vice-President and Corporate Secretary

Date: August 25, 2009

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Third Quarter 2009 Management’s Discussion and Analysis of Results of Operations and Financial Condition.

99.2	Third Quarter 2009 Consolidated Financial Statements